

16013675

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blakeslee & Blakeslee, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Blakeslee & Blakeslee
1101 Marsh Street (No. and Street)
San Luis Obispo, CA 93401
(805) 543-4366
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kara Woodruff, VP/CCO 805/543-4366
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kara A. Woodruff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blakeslee & Blakeslee, Inc., as of 12/31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Luis Obispo
Subscribed and sworn to (or affirmed) before me on this 22 day of February, 2016 by Kara A. Woodruff proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Kara A. Woodruff
Signature

VP/CCO
Title

Notary Public


DEIRDRE MICHELLE TORRES
Commission # 2095188
Notary Public - California
San Luis Obispo County
My Comm. Expires Dec 27, 2018

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Blakeslee & Blakeslee, Inc.

We have audited the accompanying statement of financial condition of Blakeslee & Blakeslee, Inc. as of December 31, 2015, and the related statements of operations changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Blakeslee & Blakeslee, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blakeslee & Blakeslee, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Blakeslee & Blakeslee, Inc.'s financial statements. The supplemental information is the responsibility of Blakeslee & Blakeslee, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 17, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Blakeslee & Blakeslee, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	202,479
Commissions receivable		72,306
Property and equipment, net		42,390
Other assets		19,630
Total assets	$	336,805

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	47,001
Credit card payable		5,628
Total liabilities		52,629

Stockholders' equity

Common stock, no par value, 200,000 shares authorized, 68,843 shares issued and outstanding		59,205
Retained earnings		224,971
Total stockholders' equity		284,176
Total liabilities and stockholders' equity	$	336,805

The accompanying notes are an integral part of these financial statements.

Blakeslee & Blakeslee, Inc.
Statement of Operations
For the Year Ended December 31, 2015

Revenues	
Commissions	$ 2,594,207
Other income	16,149
Total revenues	2,610,356
Expenses	
Employee compensation and benefits	563,829
Commission expense	1,652,197
Communications	14,109
Occupancy and equipment rental	204,892
Other operating expenses	175,750
Total expenses	2,610,777
Net income (loss) before income tax provision	(421)
Income tax provision	800
Net income (loss)	$ (1,221)

The accompanying notes are an integral part of these financial statements.

Blakeslee & Blakeslee, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Common Stock	Retained Earnings	Total
Balance at December 31, 2014	$ 59,205	$ 226,192	$ 285,397
Net income (loss)	-	(1,221)	$ (1,221)
Balance at December 31, 2015	$ 59,205	$ 224,971	$ 284,176

The accompanying notes are an integral part of these financial statements.

Blakeslee & Blakeslee, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flow from operating activities:		
Net income (loss)		$ (1,221)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 9,720	
(Increase) decrease in assets:		
Commissions receivable	(35,660)	
Other assets	-	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	18,743	
Credit card payable	1,663	
Total adjustments		(5,534)
Net cash provided by (used in) operating activities		(6,755)
Cash flow from investing activities:		
Purchase of property and equipment	(3,148)	
Net cash provided by (used in) in investing activities		(3,148)
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(9,903)
Cash and cash equivalents at beginning of year		212,382
Cash and cash equivalents at end of year		$ 202,479

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Blakeslee & Blakeslee, Inc.
Notes to Financial Statements
December 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Blakeslee & Blakeslee, Inc. (the "Company") was incorporated in the State of California on January 30, 1984. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including mutual fund sales, and secondarily variable and fixed annuities.

The Company transacts business with its clients in primarily San Luis Obispo and Santa Barbara counties.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Blakeslee & Blakeslee, Inc.
Notes to Financial Statements
December 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Advertising costs are expensed as incurred. For the year ended December 31, 2015, advertising expense was $ 35,611.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture and fixtures	$	28,914	7
Equipment		63,588	5
Leasehold improvements		35,292	39
Total cost of property and equipment		127,794	
Less: accumulated depreciation		(85,404)	
Property and equipment, net	$	42,390	

Depreciation expense for the year ended December 31, 2015 was $9720.

Blakeslee & Blakeslee, Inc.
Notes to Financial Statements
December 31, 2015

Note 3: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	800	-	800
Total income tax expense (benefit)	$ 800	$ -	$ 800

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2015, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: RETIREMENT PLAN

The Company maintains a SIMPLE IRA Plan (the "Plan") covering all of its eligible employees. The Plan is discretionary and continuance of the plan is at the sole election of the Company. Under the terms of the plan, all employees, 21 years of age or older, are eligible to participate in the Plan. The Company recorded a $10,844 contribution to this plan, which is included in employee compensation and benefits on the income statement.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

In April of 2009, the Company entered into a lease agreement for office space under a non-cancelable lease which commenced June 21, 2009 and expires June 20, 2016.

At December 31, 2015, the minimum annual payments are as follows:

Year Ending December 31,		
2016	$	49,164
2017 & thereafter		-
	$	49,164

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2015, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 7: Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2015. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $203,423 which was $198,423 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($52,629) to net capital was 0.26 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.
The Company has issued no guarantees at December 31, 2015 or during the year then ended.

Blakeslee & Blakeslee, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2015

Computation of net capital		
Common stock	$ 59,205	
Retained earnings	224,971	
Total stockholders' equity		$ 284,176
Less: Non-allowable assets		
Property and equipment, net	42,390	
Commission receivable	18,732	
Petty cash	-	
Other assets	19,631	
Total non-allowable assets		(80,753)
Net Capital		203,423
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,509	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 198,423
Ratio of aggregate indebtedness to net capital	0.26 to 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

See independent auditor's report

Blakeslee & Blakeslee, Inc.
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2015

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordinly, there are no items to report under the requirements of this Rule.

See independent auditor's report

Blakeslee & Blakeslee, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2015



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Blakeslee & Blakeslee, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Blakeslee & Blakeslee, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Blakeslee & Blakeslee, Inc. stated that Blakeslee & Blakeslee, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Blakeslee & Blakeslee, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blakeslee & Blakeslee, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 17, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

BLAKESLEE & BLAKESLEE

1121 Marsh Street • San Luis Obispo • California • 93401 • 805/543-4366

Assertions Regarding Exemption Provisions

We, as members of management of Blakeslee & Blakeslee, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

Blakeslee & Blakeslee, Inc.

By: Kara Woodruff, VP, CCO



(Name and Title)

1/7/2016

(Date)

Blakeslee & Blakeslee, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2015



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Blakeslee & Blakeslee, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Blakeslee & Blakeslee, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Blakeslee & Blakeslee, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Blakeslee & Blakeslee, Inc.'s management is responsible for Blakeslee & Blakeslee, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Blakeslee & Blakeslee, Inc. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 17, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Blakeslee & Blakeslee, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2015

		Amount
Total assessment	$	20
SIPC-6 general assessment Payment made on July24, 2015		(7)
Less prior overpayment applied		(3)
SIPC-7 general assessment Payment made on xxxx		(10)
Total assessment balance **(overpayment carried forward)**	$	-

Blakeslee & Blakeslee, Inc.
Report Pursuant to Rule 17a-5 (d)
FinancialStatements
For the Year Ended December 31, 2015